SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
      OF 1934 [FEE REQUIRED]

For the year ended December 31, 1996

                                       OR

[    ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________________ to ______________________

Commission file number           33-64732


                     SPSS Inc. Employee Stock Purchase Plan
               444 North Michigan Avenue, Chicago, Illinois 60611
        Registrant's telephone number including area code: (312)329-2400


                          (Name and Address of Issuer)

                                    SPSS Inc.

               444 North Michigan Avenue, Chicago, Illinois 60611

                          Independent Auditors' Report



The Administrative Committee
SPSS Inc. Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for plan benefits of the SPSS Inc. Employee Stock Purchase Plan (Plan) as of December 31, 1995 and 1996, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the SPSS Inc. Employee Stock Purchase Plan as of December 31, 1995 and 1996, and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                        /s/KPMG Peat Marwick LLP

Chicago, Illinois
March 14, 1997



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





SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1995 and 1996




                                                     1995             1996
---------------------------------------------------------------------------

Cash                                               $46,790          $56,319
---------------------------------------------------------------------------

Net assets available for plan benefits             $46,790          $56,319
---------------------------------------------------------------------------


See accompanying notes to financial statements.

SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 1994, 1995 and 1996


                                                              1994              1995              1996
---------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
         Participant contributions                             $115,803        $134,075          $164,591
         Employer contributions                                  20,364          23,479            28,733
---------------------------------------------------------------------------------------------------------
                                                                136,167         157,554           193,324

Deductions from net assets attributed to:
         Purchases of SPSS Inc. common stock                   (140,585)        (141,040)        (183,795)
---------------------------------------------------------------------------------------------------------
Net increase(decrease)                                          (4,418)          16,514             9,529

Net assets available for plan benefits:
         Beginning of year                                      34,694           30,276            46,790
---------------------------------------------------------------------------------------------------------

         End of year                                            $30,276        $ 46,790           $56,319
---------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

------------------------------------------------------------------------------

(1)      Description of Plan

     The following description of the SPSS Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                  General

     The Plan was established on December 17, 1993 to allow employees of SPSS Inc. (the Company) to acquire shares of the Company's common stock on a quarterly basis through payroll deductions at a price equal to 85% of the market price.

                  Contributions

     Participants may contribute up to 10% of their base salary. At the end of each quarter, the total funds deducted from participants' pay checks are used to purchase SPSS Inc. common stock at 85% of the closing market price of the stock on the first trading day after the end of the quarter.

                  Use of Funds

     All contributions to the Plan are used to purchase shares of SPSS Inc. common stock.

                  Vesting

     Participants are entitled to all rights as a holder of stock with respect to any stock issued, including the right to vote such shares.

                  Number of Participants

     There are 67 participants in the Plan as of December 31, 1996.

                  Withdrawals

     Participants can withdraw from the Plan at any time and receive a refund of money deducted from their salary and not yet invested in stock.

                  Termination of the Plan

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.


                                                                     (continued)

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




SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

------------------------------------------------------------------------------



(2)      Summary of Significant Accounting Policies

                  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

                  Investments

          Participants' contributions are under the control of the Company, may be maintained as a single fund or commingled with other funds.

                  Contributions

          Participants' contributions are recorded when withheld from the participants' paychecks by the Company. These contributions are invested in SPSS Inc. common stock on a quarterly basis. No interest is paid or accrued on amounts withheld through payroll deductions under the Plan.

(3)      Federal Income Taxes

          The Plan is not subject to income taxes, as these taxes are incurred by the participants. Immediately following each quarterly purchase, the Company withholds the appropriate amount of tax, according to the withholding rules in effect, from the participants' paycheck. The participants, however, are responsible for taxes due as a result of the 15% discount from market received under the Plan.

(4)      Administrative Expenses

          All administrative expenses relating to the Plan are paid by the Company.

                                    SIGNATURE






The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          SPSS Inc. Employee Stock Purchase Plan


March 31, 1997                            By: /s/ Robert J. Brinkmann

                                          Robert J. Brinkmann
                                          Plan Administrator

                                  Exhibit Index



                                                                  Incorporation
 Exhibit                                                           By Reference
 Number    Document Description                                  (If applicable)

  23.1     Consent of Independent Certified Public Accountants

  99       SPSS Inc. Employee Stock Purchase Plan                        *






* Previously filed with the annual report on Form 11-K pursuant to Section 15(d) of the Securities Exchange Act of 1934, for the year ended December 31, 1994.



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